FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 14, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 13, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director


BRF
Batavo
Sadia
Elegê
CHESTER
Qualy
Sadia
PERDIGÃO

The results of the second quarter 2012 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

On July 13 2011, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ir.

2Q12 HIGHLIGHTS

- ✓ *Increase in net sales (+8.7%) and volumes (+4.9%)*
- ✓ *Profitability below potential*
- ✓ *Preparation and beginning of TCD / CADE execution against a challenging sector background*
- ✓ *Confirmation of improving export markets*
- ✓ *USD 750 million issuance in the debt capital market*

CHALLENGING SCENARIO ASSOCIATED WITH THE TCD-RELATED TRANSITION PERIOD IMPACTED 2Q12 RESULTS

MACROECONOMIC

- ✓ *Growth in household real income although greater competition for disposable income (durable goods, services, debt)*

SECTORAL

- ✓ *Surplus of in-natura meats with impact on basic processed products*
- ✓ *Continuing growth in the cost of soybean meal and spike in corn prices*

BRF

- ✓ *Transfer of assets under the TCD causes temporary lower operating efficiency (production and logistics) which is amplified by the adverse scenario*

EVOLUTION IN OPERATING PROFIT IN THE 1st HALF IMPACTED BY THE EXPORT MARKET



1,200
800
400
0
R$ Million
8.4%
1,038
-3.4%
(384)
-0.9%
(105)
DM (83)
FS (14)
Lácteos (8)
4.2%
549
1H11 EBIT
Export Market
Brazil
(DM, FS, Dairy)
1H12 EBIT

EVOLUTION IN OPERATING PROFIT (2Q12 VS 1Q12) LED BY IMPROVEMENT IN EXPORT MARKET AND CHALLENGES IN BRAZIL

BRF



800
400
0
R$ Million
4.2%
268
0.5%
119
-0.5%
(106)
DM (103)
FS (7)
Dairy +3.5
4.1%
281
1Q12 EBIT
Export Market
Brazil
(DM, FS, Dairy)
2Q12 EBIT

PROFITABILITY BELOW POTENTIAL, WEAKER THAN 2Q11 BUT STABLE VS 1Q12

GROSS PROFIT

R$ million



Δ : -4.5%
-3.0pp
1,561
1,343
1,489
24.8%
21.2%
21.8%
2Q11
1Q12
2Q12
Δ: -8.8%
-3.7pp
3,106
2,833
25.2%
21.5%
1H11
1H12
Gross Margin

EBITDA

R$ million



Δ: -28.1%
-4.2pp
786
532
565
12.5%
8.4%
8.3%
2Q11
1Q12
2Q12
Δ: -31.5%
-4.7pp
1,602
1,097
13.0%
8.3%
1H11
1H12
EBITDA Margin

NET INCOME IMPACTED BY FX VOLATILITY (NON-CASH EFFECT) ON FINANCIAL EXPENSES

EBIT

R$ million



513
8.1%
Δ: -45.3%
-4.0pp
268
4.2%
281
4.1%
2Q11
1Q12
2Q12
1,038
Δ: -47.1%
-4.2pp
8.4%
549
4.2%
1H11
1H12
EBIT Margin

NET INCOME

R$ million



498
7.9%
Δ: -98.7%
-7.8pp
153
2.4%
6
0.1%
2Q11
1Q12
2Q12
881
Δ: -81.9%
-6.0pp
7.2%
160
1.2%
1H11
1H12
Net Margin

DESPITE THE CHALLENGING SCENARIO, NET SALES INCREASED 8.7% IN THE QUARTER AND 7.0% IN THE 1st HALF

R$ million


8.7%
volume +4.9%
price/mix +3.6%
volume +6.7%
price/mix +1.2%
8.0%
6,294
6,292
7,099
6,337
6,842
2Q11
3Q11
4Q11
1Q12
2Q12
7.0%
volume +3.5%
price/mix +3.4%
12,315
13,179
1H11
1H12

GROWING GRAIN COSTS WILL REQUIRE FURTHER PRICE INCREASES TO RESTORE MARGINS

BRF

CORN, CHICAGO
U$D / *bushel*
2012 to July



Average June vs July
+29%
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
Average 2Q12 vs 2Q11 (15.6%)
Average 2Q12 vs 1Q12 (3.6%)
Average 1H12 vs 1H11 (10.1%)
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

RISING GRAIN COSTS WILL REQUIRE FURTHER PRICE INCREASES TO RESTORE MARGINS

BRF

SOYBEAN MEAL, CHICAGO
US$ / ton
2012 to July



Average January vs July
+59%
Average 2Q12 vs 2Q11 16.8%
Average 2Q12 vs 1Q11 22.1%
Average 1H12 vs 1H11 4.0%
550.00
500.00
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

INCREASE IN SELLING EXPENSES DUE TO LOGISTICS AND FIXED EXPENSES

SELLING EXPENSES

R$ million



15.5%
1,744
2,014
14.2%
15.3%
1H11
1H12

Expense saving plan in progress

ADMINISTRATIVE EXPENSES AND FEES

R$ million



-3.2%
186
180
1.5%
1.4%
1H11
1H12

- ✓ Repositioning of portfolio and product launches
- ✓ Temporary increase (TCD) in commercial and logistics operations
- ✓ Increase of 0.5 pp in Selling Expenses as % of Net Sales (2Q/1Q)
- ✓ Integration of executive organizational structure between BRF and subsidiaries

2Q12 INVESTMENTS OF R$611M IN THE QUARTER

INVESTMENTS
R$ million

TOTAL CAPEX
R$611 million



CAPEX: R$490 million
264
77
149
121
Growth
Efficiency
Support
Biological Assets

SYNERGIES AS PLANNED – NOT CAPTURING NON-RECURRING EXPENSES RELATED TO TCD EXECUTION

BRF

1H12

GROSS	✓ R$ 381 million
EXPENSES	✓ (R$ 18 million)
NET	✓ R$ 363 million

- ✓ Costs and expenses of the transition under the TCD (costs cannot be segregated out) are not captured in these figures
- ✓ Monitoring of +200 integration / cost and expense synergy projects -- base for monitoring vs pre-merger situation of 2008

RECENT FUNDING IN CAPITAL MARKETS (USD750M) CONSOLIDATES LIQUIDITY WITH IMPROVED DEBT MATURITY PROFILE

LIQUIDITY
(Cash & Cash Equivalents)



R$ Billion
5.0
4.0
3.0
2.0
1.0
0.0
2.9
2.9
2.3
2.3
3.9
1.0
2.9
4Q11
1Q12
2Q12
Cash & cash equivalents
Revolver

NET DEBT



R$ Billion
12.0
10.0
8.0
6.0
4.0
2.0
0.0
10.0
7.0
3.0
2.9
2.4
0.5
7.0
4.6
2.4
Gross Debt
Cash & cash equivalents
Net Debt
R$
Foreign Exchange

DEBT
(Costs, Terms, Profile)

	R$	USD	Total
Average Annual Cost	8.1%	5.1%	
Average Term (years)	2.0	5.2	4.4



OTHERS 3%
RURAL 10%
BNDES / OTHERS 19%
CAPITAL MARKETS 37%
TRADE FINANCE 31%

FINANCIAL LEVERAGE STRONGLY IMPACTED BY A CHALLENGING 1H12 + BRL DEVALUATION



Δ = R$ 3.5 bi
BRL variation = R$ 1.5 Bi
Inorganic investment = R$ 0.5 bi
3,504
4,864
5,408
5,974
7,047
1.10
1.48
1.67
2.02
2.57
2Q11
3Q11
4Q11
1Q12
2Q12
Net Debt
Net Debt / EBITDA

FX	**R$1.56**	**R$1.85**	**R$1.88**	**R$1.82**	**R$2.02**

UNDERSTANDING THE TCD TRANSITION PROCESS

BRF

MANUFACTURING

- ✓ *Reallocation of production of SKUs for meeting TCD requirements for divestment (10 units)*
- ✓ *Discontinuation of production of suspended categories under TCD with the respective exhaustion of inventories*
- ✓ *Launch of products / adjustment of production lines*

DISTRIBUTION

- ✓ *Dismembering of the manufacturing impacts*
- ✓ *Repositioning of distribution net and scheduling system*
- ✓ *New routing*

SALES

- ✓ *Suspension of products with Perdigão and Batavo brand names*
- ✓ *Restructuring of sales force (routing/scheduling and channels)*
- ✓ *Harmonization of sales routines and processes*
- ✓ *Communication with clients and consumers*

2011 → Minimize Effects of the TCD on the Business in 2012 → **REPOSITIONING TO ACHIEVE BRF 15**

- ✓ Reposition the product categories to minimize impact
- ✓ Adjust brand reach for a long-term vision
- ✓ Adapt the sales teams' portfolio

TCD IMPACT IN THE DOMESTIC MARKET

- ✓ *More than 190 SKU´s sold*
- ✓ *More than 290 SKU´s suspended*
- ✓ *Very diverse impact on each category generating different strategies*
- ✓ *More than 500 projects, between new products, changes in the network and new productive capacity*



Crossed Production
Innovation
Capacity
High concentration of projects to ensure the conclusion of the TCD process
Volume (ton)
Dec-11
Jan-12
Feb-12
Mar-12
Apr-12
May-12
Jun-12
Jul-12
Aug-12
Sep-12
Oct-12

STRATEGY BEING EXECUTED ACCORDING TO PLAN AND FOCUSING ON THE LONG-TERM

MACRO AND SECTORAL CHALLENGES + TCD TRANSITION IMPACTED RESULTS FOR DOMESTIC MARKET

GROWTH[1]



Net Sales
Volume
Price/mix
4.1%
-1.6%
-2.6%
-3.2%
6.9%
1.6%
2Q12 vs 2Q11
2Q12 vs 1Q12

EBIT

(R$ million)



261
285
182
9.4%
9.5%
6.1%
2Q11
1Q12
2Q12
EBIT Margin

- ✓ Redirecting export market to domestic market causing pressure on mix/prices
- ✓ TCD – repositioning of brands and products
- ✓ Reducing inventories of categories brands suspended and sold



SHARE OF TOTAL NET SALES
43.3%

[1] Includes meats and other processed products
Other sales represent R$214 MM

EXPORT MARKET REPORTED 460 BP BETTER EBIT THAN 1Q12, CONFIRMING EXPECTATIONS



GROWTH
Net Sales
Volume
Price/mix
19.7%
10.6%
10.3%
11.0%
7.7%
0.2%
2Q12 vs 2Q11
2Q12 vs 1Q12



EBIT
(R$ million)
200
7.8%
64
2.3%
-2.3%
-54
Marg. EBIT
2Q11
1Q12
2Q12

- ✓ Japan and Middle East showing gradual improvement in inventory levels
- ✓ Strong recovery vs 1T12 in volumes and prices supported by FX devaluation
- ✓ 4.6 p.p. recovery in EBIT margin compared with 1Q12



SHARE OF TOTAL NET SALES
41.2%

EXPORT MARKET

EUROPE

EXPORT MARKET SHARE
15.6% NET SALES

- Reasonable performance in light of macroeconomic issues
- Focus on adding value

Volume: -2.2%

NET SALES (R$ million)



- 3%
461
436
449
2Q11
1Q12
2Q12

PLUSFOOD
Beginning: 2007

- *Focus on food service and qualification of the portfolio*
- *~18% of sales of Europe*
- *Processed products capacity of up to 40 thousand tons/year*
- *Brands: Perdix and Chixxs*
- *Main countries: United Kingdom, Germany, The Netherlands, France.*
- *Main products: breaded products, hamburgers, cooked and grilled products & sausages*
- *Industrial plants in Oosterwolde, the Netherlands and Wrexham, UK*

EXPORT MARKET

EURASIA

EXPORT MARKET SHARE 10.1% OF NET SALES

- ✓ Increase in volume and Net Sales due to re-opening of pork processing plants

NET SALES (R$ million)



10%
264
165
290
2Q11
1Q12
2Q12

Volume: +13%

AFRICA

EXPORT MARKET SHARE 7.7% OF NET SALES

- ✓ Increased volume/sales diversifying Company's portfolio

NET SALES (R$ million)



21.7%
181
227
221
2Q11
1Q12
2Q12

Volume: +9.9%

EXPORT MARKET

BRF

MIDDLE EAST



EXPORT MARKET SHARE
35.2% NET SALES

- ✓ Increase in volumes mainly to peripheral countries of the region
- ✓ Recovery in demand especially from Saudi Arabia

NET SALES (R$ million)



29.2%
782
735
1,010
2Q11
1Q12
2Q12

100% SADIA e HILLAL

Volume:
+29.7%

AL WAFI
Beginning: 2009

- ✓ *Proprietary distribution in Saudi Arabia*
- ✓ *280 employees*
- ✓ *~45% of sales of Saudi Arabia, ~20% of Middle East*
- ✓ *Outsourced logistics (trucks, DCs)*

NEW PLANT
Beginning: 2013

- ✓ *Access of new markets*
- ✓ *Growth in categories with added value*

FAR EAST



EXPORT MARKET SHARE 22.0% OF NET SALES

- ✓ Japanese market still presents higher than normal inventory levels
- ✓ Gradual recovery should take place during the course of 2H12


Sadia


Sadia

NET SALES (R$ million)


2.3%
617
566
631
2Q11
1Q12
2Q12

Volume: +8.8%

RISING STAR - JV DCH

Beginning: 2012

- ✓ *3 months of operations*
- ✓ *Shared management*
  - *DCH: sales/logistics*
  - *BRF: quality/finance/ management/mkt*
- ✓ *Focus on SADIA brand for retail and food service markets in continental China and Hong Kong*

LATAM



EXPORT MARKET SHARE
9.2% OF NET SALES

- ✓ Growth supported by the acquired Avex and Dánica businesses
- ✓ Trade ban on imports of processed pork into Argentina
- ✓ Consolidation of the business and administrative structure in Argentina

NET SALES (R$ million)


14.6%
229
294
263
2Q11
1Q12
2Q12

Volume:
+24.3%

ARGENTINA (beginning 2011 and 2012, except Sadia Alimentos)

PORTFOLIO

Poultry, processed poultry and beef products, Sauces and Mayonnaises, Margarines and Oils, Pasta and Pastries

- ✓ *Net Sales: ~US$ 600 MM/year*
- ✓ *~2,800 employees*

BRANDS AND DISTRIBUTION

- ✓ *Dispersed distribution*
- ✓ *95% reach of the country*

SHARE

- ✓ *Leader in margarines (62%)*
- ✓ *Vice-leader in sauces (20%)*
- ✓ *Leader in hamburgers (66%)*
- ✓ *Sausages (24%)*
- ✓ *One of the largest local players in chicken products*
- ✓ *One of the largest in frozen vegetables*

DAIRY SEGMENT WITH RESULTS STILL BELOW EXPECTATIONS ALTHOUGH OUTLOOK FOR GRADUAL IMPROVEMENT


GROWTH
Net Sales
Volumes
Price/mix
9.2%
8.8%
2.9%
3.2%
6.1%
5.4%
2Q12 vs 2Q11
2Q12 vs 1Q12


EBIT
(R$ million)
11
1.7%
-1
-0.1%
3
0.4%
Marg. EBIT
2Q11
1Q12
2Q12

- ✓ Growth of 9.2% of Net Sales (total R$0.7bi) compared with 2Q11
- ✓ Cheese volume +31% vs 1Q12; UHT volume -7% vs 2Q11
- ✓ Potential distribution synergy with domestic market segment
- ✓ Organizational structure change


SHARE OF TOTAL
NET SALES
10.3%

IN THE DAIRY SEGMENT, THERE IS A SPECIFIC CONCERN ON DRIED PRODUCTS DIVISION/UHT MILK

BREAKDOWN OF DAIRY SEGMENT	CHANGE IN EBIT MARGIN 1H11 vs 1H12
PROCESSED PRODUCTS	+1.8 pp
CHEESES	+6.5 pp
DRIED PRODUCTS DIVISION / UHT	-5.6 pp
POWDERED MILK	+7.9 pp
TOTAL DAIRY PRODUCTS SEGMENT	-0.7 pp

FOOD SERVICE ALSO IMPACTED BY SURPLUS OF IN-NATURA MEAT IN BRAZIL


GROWTH
Net Sales
Volumes
Price/mix
9.3%
0.1%
6.6%
-3.4%
2.6%
3.6%
2Q12 vs 2Q11
2Q12 vs 1Q12


EBIT
(R$ million)
40
39
32
12.5%
11.0%
9.1%
2Q11
1Q12
2Q12
Marg. EBIT

- ✓ Growth of 9.3% of Net Sales (total R$0.4bi) in relation to 2Q11
- ✓ Returns under pressure due to surplus in-natura meat


SHARE OF TOTAL NET SALES
5.2%

1H12 LAUNCHES

BRF


Sadia



DAIRY
33 New SKUs

DOMESTIC MARKET
31 New SKUs




Sadia
HOT POCKET
PICANTE

EXPORT MARKET
86 New SKUs


Sadia
RECEITA DO NONNO


Sadia
LAVERA MARGHERITA

FOOD SERVICE
18 New SKUs






BATATA
PERDIGÃO


BROCOLIS


ERVILHA

Total launches: 168




Sarah Menezes
ESP
Foto:CBJ


Arthur Zanetti

Foto:CBG

Athletes directly or indirectly sponsored by SADIA in London 2012

- ✓ *Sarah Menezes – judo (gold)*
- ✓ *Arthur Zanetti – gymnastics (gold)*
- ✓ *Mayra Aguiar – judo (bronze)*
- ✓ *Felipe Kitadai – judo (bronze)*
- ✓ *Rafael Silva – judo (bronze)*
- ✓ *Thiago Pereira – swimming (silver)*
- ✓ *Cesar Cielo – swimming (bronze)*





AWARDS AND RECOGNITION

AWARDS AND RECOGNITION

- ✓ ***Maiores&Melhores***: *BRF – The Best Agribusiness Company in 2011*
- ✓ ***TOP OF MIND 2012 Award***:
  - *TOP EXECUTIVE: BRF – Brasil Foods S.A – Large Company in Agribusiness and Company Highlight in Exports*
  - *TOP OF MIND: SADIA S.A.*
- ✓ *Executive of Valor – José Antonio Fay* – Valor Economico
- ✓ *Best return for the shareholder* - Exame
- ✓ *Among the best of the* ***IR Magazine Awards*** *in the categories:*
  - *Best Meeting with the Investment Analyst Community*
  - *Best Conference Call*
  - *Best Company in Socio-Environmental Sustainability*
  - *Best IR program of a Latin American company in the United States*

BRF REITERATES ITS COMMITMENT TO THE BRF 15 STRATEGIC PLAN

BRF

LONG TERM STRATEGIC FOCUS

Drivers for Sustained Growth with a view to meeting BRF 15 objectives

- ✓ Leadership in the Brazilian market
- ✓ Innovation
- ✓ Organic growth
- ✓ Global expansion
- ✓ Advance along the value chain (brand and distribution)

MANAGING THE SHORT-TERM

- ✓ Monitoring and reducing the impact of conjunctural scenarios
- ✓ Implementation of TCD requirements
- ✓ Capture of synergies
- ✓ Repositioning of the portfolio, brands and distribution channels
- ✓ Gradually restore the business' returns and margins
- ✓ Capture unlocked opportunities

BRF

BRASIL FOODS